

Mail Stop 4631

August 8, 2016

Via E-mail
Mr. Mario Alvarado Pflucker
Chief Executive Officer
Grana y Montero S.A.A.
Av. Paseo de la Republica 4667
Surquillo
Lima 34, Peru

      Re: Grana y Montero S.A.A.
            Form 20-F for the Year Ended December 31, 2015
            Filed May 2, 2016
            File No. 1-35991

Dear Mr. Pflucker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Selected Financial Data, Page 5

Non-GAAP Financial Measure Reconciliation, Page 16

1.   We have reviewed your response to comment 3 from our letter dated June 16, 2016 and have the following additional comments regarding certain of your "Other Adjustments" you make for the purpose of calculating your non-GAAP performance measure, Adjusted EBITDA.

      •   It remains unclear as to the appropriateness of adding the portion of the tariff you receive from the Peruvian government that relates to the repayment of the long-term accounts receivable to your non-GAAP performance measure. As you indicate in your response, under IFRIC 12, the government's principle repayments of the long-term receivable are not reflected in your income statement. In light of the fact, it does not appear appropriate to include these payments in any non-GAAP measure of performance. Please revise your future filings accordingly; and

- It remains unclear as to the appropriateness of adding the portion of your cost of sales related to the cost of land to your non-GAAP performance measure. In this regard, we note that land costs are normal, recurring cash operating expenses necessary to operate your Real Estate segment. This adjustment is therefore inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction